UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 16, 2025

(Date of Report (Date of earliest event reported))

Gin & Luck Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-0906953
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3756 W. AVENUE 40, SUITE K #278, LOS ANGELES, CALIFORNIA	90065
(Address of principal executive offices incorporation)	(ZIP Code)

(213) 613-0464

(Registrant's telephone number, including area code)

Series C-1 Preferred Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Share Price Increase

On May 12, 2025, the Company’s board approved an increase in the Company’s offering price per share from $1.81044 to $2.13. The updated price reflects relevant market considerations and will apply to all subscriptions submitted on or after May 16, 2025. The Company may adjust the price per share from time to time in its discretion, and any such future changes will be disclosed in subsequent reports as required under Regulation A.

Revised Subscription Agreement

On May 12, 2025, the Company’s board approved an increase in the Company’s offering price per share from $1.81044 to $2.13. In connection with this adjustment, the Company has adopted a revised form of subscription agreement, which reflects the updated share price and will be used for all future subscriptions. The revised subscription agreement supersedes all prior versions of the agreement. All new subscriptions submitted on or after May 16, 2025 will be completed using this revised agreement.

A copy of the revised subscription agreement is attached as Exhibit 4.1 hereto.

Exhibit Index

Exhibit	Description
4.1	Revised Subscription Agreement

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gin & Luck Inc.

By:	David Kaplan
Its:	Chief Executive Officer

By:	/s/ David Kaplan
Name:	David Kaplan
Title:	Chief Executive Officer

Date:  May 16, 2025

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